EXHIBIT A

FINANCIAL STATEMENTS FOR FISCAL YEAR 2022 AND 2023

Independent Accountant's Review Report for Fiscal Year 2022

Pickleball Superstore, Inc. Board Members,

We have reviewed the accompanying financial statements of Pickleball Superstore, Inc. (a California Corporation), which comprises of the Balance Sheet as of December 31, 2022, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the company's financial data and making inquiries of the Board Members. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

The Board Member's Responsibility for the Financial Statements
The Board Members are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Pickleball Superstore, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

/s/ Alice Kang
Alice Kang, CPA

July 6, 2023

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED BALANCE SHEET - 2022

Balance Sheet
As of December 31, 2022

	TOTAL
▾ ASSETS	
▾ Current Assets	
▸ Bank Accounts	**$30,400.37**
▸ Accounts Receivable	**$33,259.19**
▸ Other Current Assets	**$180,202.95**
Total Current Assets	**$243,862.51**
▸ Fixed Assets	**$1,884.32**
TOTAL ASSETS	**$245,746.83**
▾ LIABILITIES AND EQUITY	
▾ Liabilities	
▾ Current Liabilities	
▸ Accounts Payable	**$18,081.96**
▾ Other Current Liabilities	
2100 Short-term loans from shareholders	35,686.84
2200 Sales tax to pay	4,536.66
2210 Federal Income Tax to pay	16,269.00
2220 State Income Tax to pay	7,695.00
Total Other Current Liabilities	**$64,187.50**
Total Current Liabilities	**$82,269.46**
Total Liabilities	**$82,269.46**
▸ Equity	**$163,477.37**
TOTAL LIABILITIES AND EQUITY	**$245,746.83**

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF OPERATIONS - 2022

Profit and Loss

January - December 2022

	TOTAL
▾ Income	
4001 Sales	401,134.89
Total Income	**$401,134.89**
▸ Cost of Goods Sold	**$227,257.63**
GROSS PROFIT	**$173,877.26**
▸ Expenses	**$110,318.81**
NET OPERATING INCOME	**$63,558.45**
▸ Other Expenses	**$471.08**
NET OTHER INCOME	**$ -471.08**
NET INCOME	**$63,087.37**

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY - 2022

	Common Stock ($0.001 Par)		Common Stock ($5 Par)		Accumulated Surplus	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		
February 1, 2022						
390,000 issued for Founders as signing bonuses	390,000	$390				$ 390
February 16, 2022						
20,000 issued for an individual investor as additional paid capital			20,000	$ 100,000		$ 100,000
Net income from inception to December 31, 2022					$ 63,087	$ 63,087
Balance at December 31, 2022	**390,000**	**$ 390**	**20,000**	**$ 100,000**	**$ 63,087**	**$ 163,477**

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF CASH FLOWS - 2022

Statement of Cash Flows
January - December 2022

	TOTAL
▸ OPERATING ACTIVITIES	$ -67,634.23
▸ INVESTING ACTIVITIES	$ -2,355.40
▸ FINANCING ACTIVITIES	$100,390.00
NET CASH INCREASE FOR PERIOD	$30,400.37
CASH AT END OF PERIOD	$30,400.37